FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2004

LEICA GEOSYSTEMS FINANCE PLC

Davy Avenue, Knowlhill
Milton Keynes, MK5 8LB
England

(Exact name of registrant and address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F     ☒     Form 40-F     ☐

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes     ☐          No     ☒

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure: Two Press Releases dated January 13, 2004

SIGNATURES

Communication to Investors and Shareholders	Leica Geosystems AG Heinrich-Wild-Strasse CH-9435 Heerbrugg (Switzerland) www.leica-geosystems.com

Contact:	George Aase, Director Investor Relations Phone +41 71 727 3064

Heerbrugg (Switzerland), January 13, 2004

DISCLOSURE OF SHAREHOLDINGS

Leica Geosystems Holdings AG has been informed by Fidelity International Limited, Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, that it and its direct and indirect subsidiaries hold 126,849 registered shares, representing 5.39 % of the voting rights of Leica Geosystems Holdings AG.

Communication to Investors and Shareholders	Leica Geosystems AG Heinrich-Wild-Strasse CH-9435 Heerbrugg (Switzerland) www.leica-geosystems.com

Contact:	George Aase, Director Investor Relations Phone +41 71 727 3064

Heerbrugg (Switzerland), January 13, 2004

DISCLOSURE OF SHAREHOLDINGS

Leica Geosystems Holdings AG has been informed by K Capital Partners, LLC, 75 Park Plaza, Boston, MA 02116, USA, that its aggregate holding of registered shares of Leica Geosystems Holdings AG has fallen below the 20 % threshold. K Capital Partners now hold an aggregate number of 350’734 shares representing 14.93 % of Leica Geosystems Holdings AG’s voting rights.

The percentage of shares held by K Capital Offshore Master Fund (U.S. Dollar), LP has fallen below the 10 % threshold, now being equal to 219,945 shares representing 9.35 % of Leica Geosystems Holdings AG’s voting rights.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEICA GEOSYSTEMS FINANCE PLC

Date: 14 January 2004	By:	/s/ Christian Leu

	Name: Title:	Christian Leu Chief Financial Officer